UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

OWENS-ILLINOIS GROUP, INC.

(Name of Subject Company (Issuer))

OWENS-ILLINOIS GROUP, INC.

(Name of Filing Person (Offeror))

Owens-Brockway Glass Container Inc.’s 3.00% Exchangeable Senior Notes due 2015

(Title of Class of Securities)

69073TAQ6

(CUSIP Number of Class of Securities)

James W. Baehren

Vice President

Owens-Illinois Group, Inc.

One Michael Owens Way

Perrysburg, Ohio 43551

(567) 336-5000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Tracy K. Edmonson

Scott C. Herlihy

Latham & Watkins LLP

555 Eleventh Street, NW

Suite 1000

Washington, D.C. 20004

(202) 637-2277

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$638,130,500	$74,150.76

*                  Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $638,130,500 Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the transaction valuation was calculated assuming that all of the outstanding $628,700,000 aggregate principal amount of Owens-Brockway Glass Container Inc.’s 3.00% Exchangeable Senior Notes due 2015 (the “Exchangeable Notes”) as of October 30, 2014 will be purchased pursuant to the Offer at a purchase price of $1,015 in cash per $1,000 principal amount of Exchangeable Notes. No separate consideration is being offered or paid in respect of the guarantees of the Exchangeable Notes.

**            The amount of the filing fee was calculated at a rate of $116.20 for each $1,000,000 of transaction value in accordance with Rule 0-11 of the Exchange Act.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$74,150.76	Filing Party:	Owens-Illinois Group, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	November 3, 2014

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐             third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐             going-private transaction subject to Rule 13e-3.

☐             amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 3, 2014 by Owens-Illinois Group, Inc. (“OI Group”) in connection with its offer (the “Offer”) to purchase for cash any and all of Owens-Brockway Glass Container Inc.’s (“OBGC”) outstanding 3.00% Exchangeable Senior Notes due 2015 (the “Exchangeable Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2014 (the “Offer to Purchase”).

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Purchase.

Item 1.                                 Summary Term Sheet.

The section of the Offer to Purchase entitled “Summary” is amended and supplemented by deleting the third paragraph of the Summary section entitled “Source of Funds” and inserting in lieu thereof the following:

For a discussion of the Credit Agreement and the offering of senior notes by OBGC, see “Source of Funds.”

The section of the Offer to Purchase entitled “Summary” is amended and supplemented by deleting the last sentence of the first paragraph of the Summary section entitled “Conditions of the Offer” and inserting in lieu thereof the following:

The Company expressly reserves the right, in accordance with applicable law, to amend or terminate the Offer upon the occurrence of any of the conditions set forth in “Terms of the Offer—Conditions of the Offer” on or prior to the Expiration Date.

The section of the Offer to Purchase entitled “Summary” is amended and supplemented by deleting the second paragraph of the Summary section entitled “Conditions of the Offer” and inserting in lieu thereof the following:

The Company also reserves the right to delay the acceptance for purchase and payment for Exchangeable Notes tendered in the Offer, or to delay the payment for Exchangeable Notes so accepted, in order to permit any or all conditions of the Offer to be satisfied or waived or to comply in whole or in part with any applicable law, subject, however, to Rules 13e-4 and 14e-1 under the Exchange Act, which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer. See “Terms of the Offer—Conditions of the Offer.”

Item 4.                                 Terms of the Transaction.

(a) Material Terms.

The cover page of the Offer to Purchase is amended and supplemented by deleting the first sentence of the second paragraph and inserting in lieu thereof the following:

The Offer will expire at 5:00 p.m., New York City time, on December 3, 2014, unless extended or earlier terminated by us upon the occurrence of certain conditions (such date and time, as the same may be extended, the “Expiration Date”).

The cover page of the Offer to Purchase is amended and supplemented by deleting the last sentence of the fourth paragraph and inserting in lieu thereof the following:

We further expressly reserve our right to amend or terminate the Offer upon the occurrence of any of the conditions set forth in “Terms of the Offer—Conditions of the Offer” on or prior to the Expiration Date.

The section of the Offer to Purchase entitled “Other Matters” is amended and supplemented by deleting the second bullet of the fifth paragraph of that section and inserting in lieu thereof the following:

•                  extend the Offer; or

The section of the Offer to Purchase entitled “Terms of the Offer—Procedures for Tendering” is amended and supplemented by inserting the following clause to the end of the third paragraph under the sub-heading “Effect of the Agent’s Message”:

; provided, however, that a tendering holder shall not waive any rights or release any claims under federal securities laws

The section of the Offer to Purchase entitled “Terms of the Offer—Procedures for Tendering” is amended and supplemented by deleting the first parenthetical in the fourth paragraph under the sub-heading “Effect of the Agent’s Message” and inserting in lieu thereof the following:

(other than claims, demands, causes of action and liabilities under federal securities laws)

The section of the Offer to Purchase entitled “Terms of the Offer—Procedures for Tendering” is amended and supplemented by deleting the second sentence of the fifth paragraph under the sub-heading “Effect of the Agent’s Message” and inserting in lieu thereof the following:

All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders and withdrawals of Exchangeable Notes will be determined by us, the determination of which shall be final and binding.

The section of the Offer to Purchase entitled “Terms of the Offer—Procedures for Tendering” is amended and supplemented by deleting the fourth sentence of the fifth paragraph under the sub-heading “Effect of the Agent’s Message” and inserting in lieu thereof the following:

We reserve the absolute right to reject any or all tenders of Exchangeable Notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful. In the event of a dispute as to our determinations, a court of competent jurisdiction has the power to review and make binding determinations with respect to our interpretation of those matters.

The section of the Offer to Purchase entitled “Terms of the Offer—Procedures for Tendering” is amended and supplemented by inserting the following new sentence between the first and second sentences of the sixth paragraph under the sub-heading “Effect of the Agent’s Message”:

In the event of a dispute as to our determinations, a court of competent jurisdiction has the power to review and make binding determinations with respect to our interpretation of the terms and conditions of the Offer.

The section of the Offer to Purchase entitled “Terms of the Offer—Procedures for Tendering” is amended and supplemented by deleting the first bullet under the sub-heading “Representations, Warranties and Undertakings.”

The section of the Offer to Purchase entitled “Terms of the Offer—Procedures for Tendering” is amended and supplemented by deleting clause (ii) of the fifth bullet under the sub-heading “Representations, Warranties and Undertakings” and inserting in lieu thereof the following:

(ii) the payment made by the Company to DTC in accordance with the Tender Agent’s instructions shall fully discharge the Company’s obligations to make payment in relation to the Offer and in no event will the Company be liable for interest or damages in relation to any delay or failure of payment to be remitted to any holder, other than for liabilities arising under federal securities laws;

The section of the Offer to Purchase entitled “Terms of the Offer—Procedures for Tendering” is amended and supplemented by deleting the last paragraph under the sub-heading “Representations, Warranties and Undertakings” and inserting in lieu thereof the following:

All tendering holders by transmission of an Agent’s Message through ATOP waive any right to receive notice of the acceptance of their Exchangeable Notes for purchase, other than rights arising under federal securities laws.

The section of the Offer to Purchase entitled “Terms of the Offer—Withdrawal of Tenders” is amended and supplemented by deleting the second sentence of the first paragraph of that section and inserting in lieu thereof the following:

The Exchangeable Notes may also be withdrawn at any time after midnight, New York City time, on December 31, 2014, which is the 40th business day after the commencement of the Offer, if the Company has not accepted such Exchangeable Notes for purchase by then.

The section of the Offer to Purchase entitled “Terms of the Offer—Withdrawal of Tenders” is amended and supplemented by deleting the second sentence of the seventh paragraph of that section and inserting in lieu thereof the following:

In the event of a dispute as to our determinations, a court of competent jurisdiction has the power to review and make binding determinations with respect to our determinations of those matters. We reserve the absolute right to reject any or all attempted withdrawals of Exchangeable Notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful.

The section of the Offer to Purchase entitled “Terms of the Offer—Additional Terms of the Offer” is amended and supplemented by deleting the seventh bullet of that section and inserting in lieu thereof the following:

•                  Any rights or claims, other than rights or claims under federal securities laws, which a holder may have against the Company in respect of any tendered Exchangeable Notes or the Offer shall be extinguished or otherwise released upon the payment to such holder of the Tender Offer Consideration (which includes any Accrued Interest) for such Exchangeable Notes.

The section of the Offer to Purchase entitled “Terms of the Offer—Conditions of the Offer” is amended and supplemented by deleting part (a) of the second paragraph of that section and inserting in lieu thereof the following:

(a) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities in the United States securities or financial markets, (ii) a material impairment in the trading market for debt or convertible securities, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (v) there is (x) an attack on, outbreak or escalation of hostilities or acts of terrorism involving the United States or declaration of emergency or war by the United States that would reasonably be expected to have a materially disproportionate effect on our (or our subsidiaries’) business, operations, condition or prospects relative to other companies in our industry or (y) any other calamity or crisis or any change in political, financial or economic conditions, if the effect of any such event in (x) or (y), would reasonably be expected to make it impracticable or inadvisable to proceed with the Offer, or (vi) any significant adverse change in the United States securities or financial markets generally that, in the Company’s reasonable judgment, would have a material adverse effect on the business, operations, properties, condition (financial or otherwise), assets or liabilities of the Company or its affiliates or in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

The section of the Offer to Purchase entitled “Terms of the Offer—Conditions of the Offer” is amended and supplemented by deleting the last paragraph of that section and inserting in lieu thereof the following:

The conditions described above are solely for our benefit and may be asserted by us regardless of the circumstances giving rise to them, and may be waived by us, in whole or in part, at any time and from time to time prior to the Expiration Date. Our failure at any time to exercise any of our rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

The section of the Offer to Purchase entitled “Terms of the Offer—Expiration Date; Extensions; Amendments; Termination” is amended and supplemented by deleting the first paragraph of that section and inserting in lieu thereof the following:

We expressly reserve the right, at any time or from time to time, subject to applicable law, to:

•                  delay acceptance of and payment for the Exchangeable Notes;

•                  extend the Offer; or

•                  amend, modify or, waive at any time, or from time to time, prior to the Expiration date, the terms of the Offer in any respect, including waiver of any conditions to consummation of the Offer.

The section of the Offer to Purchase entitled “Terms of the Offer—Expiration Date; Extensions; Amendments; Termination” is amended and supplemented by deleting the first sentence of the last paragraph of that section and inserting in lieu thereof the following:

Subject to applicable law, we expressly reserve the right to terminate the Offer at any time prior to the Expiration Date, upon the occurrence of any of the conditions set forth in “Terms of the Offer—Conditions of the Offer” on or prior to the Expiration Date.

Item 7.                                 Source and Amount of Funds or Other Consideration.

Item 7(d) of the Schedule TO is hereby amended and supplemented by adding the following:

(d) Borrowed Funds.

The section of the Offer to Purchase entitled “Source of Funds” is amended and supplemented by deleting the last paragraph of that section and inserting in lieu thereof the following:

The Credit Agreement

The Company entered into the Credit Agreement, dated as of May 19, 2011, by and among the Company, OBGC, the other Borrowers party thereto, Owens-Illinois General Inc., as Borrower’s agent and Deutsche Bank AG, New York Branch, as Administrative Agent (as amended, the “Credit Agreement”).  At September 30, 2014, the Credit Agreement included a $900 million revolving credit facility, a $405 million term loan, a 81 million Canadian dollar term loan, and a €85 million term loan, each of which has a final maturity date of May 19, 2016.  At September 30, 2014, the Company’s subsidiary borrowers had unused credit of $736 million available under the Credit Agreement.

The Credit Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company to incur certain liens, make certain investments, become liable under contingent obligations in certain defined instances only, make restricted junior payments, make certain asset sales within guidelines and limits, make capital expenditures beyond a certain threshold, engage in material transactions with shareholders and affiliates, participate in sale and leaseback financing arrangements, alter its fundamental business, and amend certain outstanding debt obligations.

The Credit Agreement also contains one financial maintenance covenant, a maximum leverage ratio (the “Leverage Ratio”), that requires the Company to not exceed a ratio calculated by dividing consolidated total debt (per OI Inc. and its subsidiaries), less cash and cash equivalents, by Credit Agreement EBITDA, as defined in the Credit Agreement.  The Leverage Ratio could restrict the ability of the Company to undertake additional financing or acquisitions to the extent that such financing or acquisitions would cause the Leverage Ratio to exceed the specified maximum.

The Leverage Ratio also determines pricing under the Credit Agreement.  The interest rate on borrowings under the Credit Agreement is, at the Company’s option, the Base Rate or the Eurocurrency Rate, as defined in the Credit Agreement.  These rates include a margin linked to the Leverage Ratio.  The margins range from 1.25% to 2.00% for Eurocurrency Rate loans and from 0.25% to 1.00% for Base Rate loans.  In addition, a facility fee is payable on the revolving credit facility commitments ranging from 0.25% to 0.50% per annum linked to the Leverage Ratio.  The weighted average interest rate on borrowings outstanding under the Credit Agreement at September 30, 2014 was 2.02%.

Borrowings under the Credit Agreement are secured by substantially all of the assets, excluding real estate, of the Company and the Company’s domestic subsidiaries and certain foreign subsidiaries.  Borrowings are also secured by a pledge of intercompany debt and equity in most of the Company’s domestic subsidiaries and stock of certain foreign subsidiaries.  All borrowings under the agreement are guaranteed by substantially all domestic subsidiaries of the Company and borrowings by foreign subsidiaries under the Credit Agreement are guaranteed by certain foreign subsidiaries of the Company, in each case, for the term of the Credit Agreement.

The Senior Notes

On November 17, 2014, OI Inc. announced, subject to market and other conditions, a private offering by OBGC of a total of $800 million aggregate principal amount of senior notes due 2022 and senior notes due 2025, to be guaranteed by the Company and the domestic subsidiaries of the Company that are guarantors under the Credit Agreement.

On November 18, 2014, OBGC priced its private offering of $500 million aggregate principal amount of 5.000% Senior Notes due 2022 and $300 million aggregate principal amount of 5.375% Senior Notes due 2025.  OBGC’s obligations under the senior notes will be unsecured and guaranteed on a joint and several basis by the Company and the domestic subsidiaries of the Company that are guarantors under the Credit Agreement.  The senior notes will be issued pursuant to an indenture that will contain covenants which, among other things, restrict the ability of the Company and its subsidiaries to incur liens, engage in certain sale and leaseback transactions and consolidate, merge or sell all or substantially all of the Company’s assets. The private offering is expected to close on December 3, 2014.

OBGC expects to use a portion of the net proceeds from the private offering of senior notes to fund the Tender Offer. The press release announcing the private offering of senior notes is included as Exhibit (d)(9) hereto.

There are no current plans or arrangements to refinance or repay any amounts borrowed under the Credit Agreement and/or the senior notes issued in the proposed private offering, if any.

Item 11.                          Other Information.

The section of the Offer to Purchase entitled “Where You Can Find More Information and Incorporation of Documents by Reference” is amended and supplemented by adding the following new bullet between the second and third bullet of the third paragraph of that section:

•                  the Company’s Current Report on Form 8-K filed with the SEC on November 18, 2014;

The section of the Offer to Purchase entitled “Where You Can Find More Information and Incorporation of Documents by Reference” is amended and supplemented by adding in the sixth bullet of the third paragraph of that section a reference to the Current Report on Form 8-K filed by OI Inc. on November 3, 2014.

Item 12.                          Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)	Offer to Purchase, dated November 3, 2014.*

(a)(5)	Press Release, dated November 3, 2014 Announcing OI Group’s Launch of the Tender Offer.*

(b)(1)

Credit Agreement, dated as of May 19, 2011, by and among OI Group, OBGC, the other Borrowers party thereto, Owens-Illinois General, Inc., as Borrower’s agent and Deutsche Bank AG, New York Branch, as Administrative Agent, (filed as Exhibit 4.1 to OI Group’s Form 8-K dated May 19, 2011, File No. 33-13061, and incorporated herein by reference).

(b)(2)

First Amendment to Credit Agreement and Consent, dated as of June 18, 2013, by and among OI Group, OBGC, the other Borrowers party thereto, Owens-Illinois General, Inc., as Borrower’s agent and Deutsche Bank AG, New York Branch, as Administrative Agent, (filed as Exhibit 4.1 to OI Group’s Form 10-Q for the quarter ended June 30, 2013, File No. 33-13061, and incorporated herein by reference).

(d)(1)

Indenture dated as of May 20, 1998 between OI Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.’s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).

(d)(2)

Officers’ Certificate dated as of May 20, 1998 with respect to the 7.80% Senior Debentures due 2018 (filed as Exhibit 4.5 to OI Inc.’s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).

(d)(3)

First Supplemental Indenture dated as of June 26, 2001 among OI Inc., OI Group, Owens-Brockway Packaging, Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.’s Form 10-Q for the quarter ended September 30, 2001, File No. 1-9576, and incorporated herein by reference).

(d)(4)

Indenture, dated as of May 12, 2009, by and among OBGC, the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent and Registrar (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated May 12, 2009, File No. 33-13061, and incorporated herein by reference).

(d)(5)

Indenture, dated as of May 7, 2010, by and among OBGC, OI Inc., the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent, Registrar and Exchange Agent (filed as Exhibit 4.1 to OI Inc.’s Form 10-Q for the quarter ended June 30, 2010, File No. 1-9576, and incorporated herein by reference).

(d)(6)

Registration Rights Agreement, dated as of May 7, 2010, by and among OBGC, OI Inc. and the initial purchasers named therein (filed as Exhibit 10.1 to OI Group’s Current Report on Form 8-K dated May 7, 2010, File No. 33-13061, and incorporated herein by reference).

(d)(7)

Indenture dated September 15, 2010 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as the Registrar, Luxembourg Paying Agent and Transfer Agent (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated September 10, 2010, File No. 33-13061, and incorporated herein by reference).

(d)(8)

Indenture dated March 22, 2013 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Luxembourg Transfer Agent (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated March 22, 2013, File No. 33-13061, and incorporated herein by reference).

(d)(9)	Press Release, dated November 17, 2014 (filed as Exhibit 99.1 to OI Group’s Current Report on Form 8-K dated November 18, 2014, File No. 33-13061, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

* Filed with initial filing of Schedule TO on November 3, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OWENS-ILLINOIS GROUP, INC.

By:	/s/ Stephen P. Bramlage, Jr.
	Name:	Stephen P. Bramlage, Jr.
	Title:	President and Chief Financial Officer

Dated: November 18, 2014

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated November 3, 2014.*

(a)(5)	Press Release, dated November 3, 2014 Announcing OI Group’s Launch of the Tender Offer.*

(b)(1)

Credit Agreement, dated as of May 19, 2011, by and among OI Group, OBGC, the other Borrowers party thereto, Owens-Illinois General, Inc., as Borrower’s agent and Deutsche Bank AG, New York Branch, as Administrative Agent, (filed as Exhibit 4.1 to OI Group’s Form 8-K dated May 19, 2011, File No. 33-13061, and incorporated herein by reference).

(b)(2)

First Amendment to Credit Agreement and Consent, dated as of June 18, 2013, by and among OI Group, OBGC, the other Borrowers party thereto, Owens-Illinois General, Inc., as Borrower’s agent and Deutsche Bank AG, New York Branch, as Administrative Agent, (filed as Exhibit 4.1 to OI Group’s Form 10-Q for the quarter ended June 30, 2013, File No. 33-13061, and incorporated herein by reference).

(d)(1)

Indenture dated as of May 20, 1998 between OI Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.’s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).

(d)(2)

Officers’ Certificate dated as of May 20, 1998 with respect to the 7.80% Senior Debentures due 2018 (filed as Exhibit 4.5 to OI Inc.’s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).

(d)(3)

First Supplemental Indenture dated as of June 26, 2001 among OI Inc., OI Group, Owens-Brockway Packaging, Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.’s Form 10-Q for the quarter ended September 30, 2001, File No. 1-9576, and incorporated herein by reference).

(d)(4)

Indenture, dated as of May 12, 2009, by and among OBGC, the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent and Registrar (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated May 12, 2009, File No. 33-13061, and incorporated herein by reference).

(d)(5)

Indenture, dated as of May 7, 2010, by and among OBGC, OI Inc., the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent, Registrar and Exchange Agent (filed as Exhibit 4.1 to OI Inc.’s Form 10-Q for the quarter ended June 30, 2010, File No. 1-9576, and incorporated herein by reference).

(d)(6)

Registration Rights Agreement, dated as of May 7, 2010, by and among OBGC, OI Inc. and the initial purchasers named therein (filed as Exhibit 10.1 to OI Group’s Current Report on Form 8-K dated May 7, 2010, File No. 33-13061, and incorporated herein by reference).

(d)(7)

Indenture dated September 15, 2010 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as the Registrar, Luxembourg Paying Agent and Transfer Agent (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated September 10, 2010, File No. 33-13061, and incorporated herein by reference).

(d)(8)

Indenture dated March 22, 2013 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Luxembourg Transfer Agent (filed as Exhibit 4.1 to OI Group’s Current Report on Form 8-K dated March 22, 2013, File No. 33-13061, and incorporated herein by reference).

(d)(9)	Press Release, dated November 17, 2014 (filed as Exhibit 99.1 to OI Group’s Current Report on Form 8-K dated November 18, 2014, File No. 33-13061, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

* Filed with initial filing of Schedule TO on November 3, 2014.